FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of October 2007.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Sankyo Revises Financial Forecasts Upward (From April 1, 2007 to September 30, 2007)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2007
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on October 22, 2007 in Kyoto, Japan

Nidec Sankyo Revises Financial Forecasts Upward

for the Six Months Ended September 30, 2007

Nidec Corporation (NYSE: NJ) announced today that Nidec Sankyo Corporation (the “Company”), one of its consolidated subsidiaries whose shares are listed on the First Section of the Tokyo Stock Exchange (Code:7757), has revised upward its consolidated financial forecast for the six months ended September 30, 2007 as follows.

1. Revised consolidated financial forecasts (Japanese GAAP) for the six months ended September 30, 2007.

(From April 1, 2007 to September 30, 2007)					(Yen in millions, %)
	For the six months ended September 30, 2007				For the six months ended September 30, 2006
	Previous forecast (April 25, 2007)	Revised Forecast	Change (amount)	Change (percent)
Net sales	50,000	52,500	2,500	5.0%	58,043
Operating income	3,000	4,100	1,100	36.7%	6,061
Recurring income	3,000	4,180	1,180	39.3%	6,381
Net income	2,500	3,200	700	28.0%	5,903

2. Reasons for revision

The Company has revised upward its initial forecast for consolidated net sales for the year ended September 30, 2007 mainly due to higher-than-projected sales of its stepping motors, optical pickup units and home appliance units. The consolidated operating income forecast has been raised to reflect the said increase in consolidated sales and improved profitability of the electronic component business. The forecasts for consolidated recurring income and consolidated net income have been also raised as a result of the increase in consolidated operating income.

The Company plans to announce its financial forecasts for the year ending March 31, 2008 on October 26, 2007.

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